UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

Olink Holding AB (publ)

(Name of Subject Company)

Olink Holding AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing one Common Share,

quota value SEK 2.431906612623020 per share

Common Shares, quota value SEK 2.431906612623020 per share

(Title of Class of Securities)

680710100*

(CUSIP Number of Class of Securities)

Olink Proteomics Inc.

130 Turner St. Building 2, Suite 230

Waltham, MA 02453, USA Tel: (617) 393-3933

Attn: Linda Ramirez-Eaves, General Counsel

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark Mandel, Esq.	Piotr Korzynski, Esq.
Baker & McKenzie LLP	Baker & McKenzie LLP
452 Fifth Avenue	300 East Randolph Street, Suite 5000
New York, New York 10018	Chicago, IL 60601
(212) 626-4100	(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 12 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Olink Holding AB (publ), a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 31, 2023, relating to the tender offer by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”) and a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Parent”), to acquire all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Common Shares”) and all of the outstanding American Depositary Shares, each representing one Common Share (the “ADSs” and, together with the Common Shares, the “Offer Securities”), of the Company in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying ADS Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal”) and Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form”). The Offer to Purchase, the ADS Letter of Transmittal, and the Acceptance Form were originally filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Tender Offer Statement filed under cover of Schedule TO with the SEC on October 31, 2023, by Thermo Fisher, with the amended and restated Offer to Purchase having been filed as Exhibit (A)(1)(H) under cover of Schedule TO with the SEC on December 1, 2023, by Thermo Fisher.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to amend and supplement the Items set forth below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following bold and underlined language is added to and the struck through language is removed from the sub-heading “Employment Agreements with Executive Officers” on page 11 of the Schedule 14D-9:

Employment ~~Agreements~~ Arrangements with Executive Officers

Olink has entered into employment agreements with each of its executive officers other than Mr. Raimond ~~and Ms. Ramirez-Eaves~~ and an offer letter with Mr. Raimond. On July 1, 2024, Olink entered into an employment agreement with Ms. Ramirez-Eaves to memorialize her employment and compensation terms following her relocation to the United Kingdom. These agreements and Mr. Raimond’s offer letter contain customary provisions relating to compensation and benefits and post-termination restrictive covenant undertakings by the executive officers, as well as, in the case of executives other than Mr. Raimond and Ms. Ramirez-Eaves, certain payments to compensate the executive officer for such undertakings. However, if the executive officer experiences a Qualifying Termination, he or she will instead receive the severance payments described above.

In exchange for agreeing to the restrictive covenants in her employment agreement and for her work in connection with the Offer and the transactions contemplated by the Purchase Agreement, Olink has agreed to pay a transaction bonus to Ms. Ramirez-Eaves upon the Closing in the gross amount of 254,800 GBP.

On July 1, 2024, Olink granted an additional 30,000 Company RSUs to Mr. el Tarzi, subject to and conditioned upon the occurrence of the Closing. The additional Company RSUs will be subject to Olink’s standard vesting schedule (but will not be subject to accelerated vesting upon an involuntary termination of employment) and will be converted into an RSU Replacement Award at Closing in accordance with the terms of the Purchase Agreement.

As previously disclosed above, Thermo Fisher presented certain key employees of Olink with potential terms and conditions of continued employment with Olink following the Closing, although definitive agreements were not executed at that time. Thermo Fisher and each of Dr. Grundberg, Ms. Marsell and Mr. el Tarzi have entered into definitive agreements reflecting their post-Closing employment with Thermo Fisher that in general do not modify their general compensation and benefit entitlements but provide that they will be eligible to receive retention awards on the same terms and conditions as those provided to Mr. Raimond in his offer letter, the terms of which are described above and included as Exhibit (e)(23) to the Schedule 14D-9, provided that the awards to Dr. Grundberg, Ms. Marsell and Mr. el Tarzi will vest in three annual installments as opposed to two for Mr. Raimond. In addition, Mr. el Tarzi’s agreement also provides for a salary increase to reflect the additional duties he will be expected to perform following the Closing.

Item 9. Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following Exhibit (e)(29) below (e)(28) as Exhibit (e)(29).

Exhibit No.	Description
(e)(29)	Employment Agreement by and between Olink Holding AB (publ) and Linda Ramirez-Eaves, dated July 1, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OLINK HOLDING AB (PUBL)

Date: July 5, 2024	By:	/s/ Jon Heimer
		Name:	Jon Heimer
		Title:	Chief Executive Officer